Exhibit (c)(12)

STRICTLY CONFIDENTIAL

Selected Materials on Project Tremplin

31-Mar-2008

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Table of Contents

I.      Status Report on Preparation Process

II.     Illustrative Script / Q&A for the Potential Approach

III.    Updated Financial Analysis

IV.   Illustrative Valuation Benchmarks

V.     Preliminary Considerations on Acquisition Structuring

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I. Status Report on Preparation Process

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Status Report on Preparation Process Selected Tasks Completed

Workstreams	Key Tasks	Status

0. Overall Coordination	■ Set-up of core working team — Ipsen: Claire Giraut, Willy Mathot, Olivier Jochem, Benoit Hennion, David Schilansky — GS / FF	✓

	■ Weekly coordination calls	✓

1. Structuring	■ Revised analysis on share capital and stock options based on latest disclosure	✓

	■ Potential transaction financing: preparation of presentation to financing banks	✓

2. Valuation and Financial Impact	■ Weekly market update on Tercica	✓

	■ Preliminary assessment of synergies in an Ipsen – Tercica combination	✓

	■ Ipsen and Tercica Business Plans: revised projections and financial impact analysis	✓

3. Approach Process / Bid Tactics	■ Tactical roadmap	✓

	■ First version of approach script and high-level Q&A	✓

4. Documentation	■ To be advanced with decisions on structure

5. Communication	■ First version of press releases	✓

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Status Report on Preparation Process Selected Next Steps

Workstreams	Key Tasks	Responsibility

1. Structuring	■ Finalization of acquisition structuring (incl. tax and legal considerations) — Deal structuring (one-step merger, two-step process) — Tax structuring	FF/ Ipsen / GS

	■ Legal review: preparation of anti-trust / regulatory filings	FF

	■ Approach of financing bank and feedback on financing terms	Ipsen

2. Valuation and Financial Impact	■ Ongoing update of valuation benchmarks	GS

3. Approach Process / Bid Tactics	■ Finalization of potential approach scripts and Q&As	GS / FF / Ipsen

4. Documentation	■ Advanced drafts of key transaction documents — TO (subject to structure) — Merger Agreement (subject to structure) — 13-D — 13e3	FF

5. Communication	■ Press releases: finalization of potential draft templates	GS / Ipsen / FF

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II. Illustrative Script / Q&A for the Potential Approach

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Tactical Considerations Illustrative Talking Points for a Possible Initial Contact (1/3)

Discussion Steps	Key Components

1) Introduction

■    Ipsen is pleased with the partnership to date with Tercica

—     Strong enthusiasm at Ipsen about the partnership

—     Current performance of Increlex and Somatuline in-line with Ipsen’s expectations

—     Ipsen confident that the two firms will soon reach an agreement on the future of Combo

2) The Tercica “Option”

■    The Ipsen Board of Directors has asked the management to conduct an analysis of the different development strategies in the US, specifically in light of need for the company to select in 2008 an optimal US commercialisation strategy for Dysport and OBI-1

■    Ipsen’s potential strategic options regarding Dysport / OBI-1 will differ whether it has full control of Tercica, or not

—     In case of full control: Ipsen can consider that an “in-house” (i.e., through Tercica) commercialisation strategy for Dysport and OBI-1 represents a realistic option that could be selected, if it is deemed to make strategic sense. This “in-house” option would be compared with other options such as straight out-licensing or marketing partnerships akin to the one with Tercica

—     In case of “status quo”: given Ipsen’s objective of extending its exposure to the US and the importance of Dysport / OBI-1, I am not convinced that I could recommend Tercica as an optimal platform for our US strategy and for the commercialization of Dysport / OBI-1 (and Somatuline) since the Board and Ipsen’s shareholders would expect the company to have full control over what would represent a key platform for our US strategy

■    In that context, Ipsen is investigating whether minority ownership of Tercica is optimal

—     A solid rationale could underpin the full acquisition of Tercica

–       Strengthening of Ipsen’s growth and geographic profile

–       Strengthening of Ipsen’s endocrinology portfolio

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Tactical Considerations Illustrative Talking Points for a Possible Initial Contact (2/3)

Discussion Steps	Key Components

3) Ipsen’s Objectives

■    Ipsen’s Board has authorised me to explore in details different options regarding our US commercialisation strategy in general and our Tercica investment specifically

—     Ipsen wants to explore, informally and confidentially, the option of a full Tercica acquisition

—     Our decision will need to respect our investment criteria and to protect our shareholders’ interest, including their expectations of disciplined financial policy (incl. from an EPS dilution standpoint)

4) Process

■    Ipsen is ready to explore a potential transaction as soon as possible, with the following objectives

—     Absolute confidentiality regarding the informal process

–       At this stage, Ipsen is considering the Tercica acquisition as an alternative; Ipsen does not have Board approval at this stage to table a formal offer

–       Ipsen’s objective is to obtain a friendly deal with full support from the Board and the management of Tercica; interactions with shareholders would only come at a later stage

—     [30] days to assess likelihood of reaching an agreement and obtaining a Board approvals

—     Very limited due diligence process

■    Ipsen has retained Goldman Sachs and Freshfields as its financial / legal advisors

5) The Illustrative Proposal

■    My Board has instructed me to represent to your Board that Ipsen would be willing to make a full cash offer, with a price of $X per Tercica share

—     This potential offer represents a significant premium not only to Tercica’s current share price, but also to longer-term share price benchmarks:

–       [ ]% to $[ ], being the closing share price of Tercica on [ ]

–       [ ]% to $[ ], being the average closing share price of Tercica over the last [12] months

—     [This price would be above the highest price reached by the stock over the past year ($[ ])]

—     We believe this level of premium is well in line with premia typically paid in relevant US public offers

—     This price is also [well above] the $6.69 weighted average strike price of Tercica stock option plans

■    [Ipsen would be seeking a friendly and recommended transaction]

—     [We strongly believe that this illustrative proposal would be highly attractive for Tercica shareholders and feel comfortable about making this proposal to Tercica Board members]

—     This transaction would be a key milestone for Tercica and a strategic decision for Ipsen, and, based on our relationship, I trust that we could entertain these exploratory talks in a productive way

—     Ultimate transaction structure would have to be determined in due course

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Tactical Considerations Illustrative Talking Points for a Possible Initial Contact (3/3)

Discussion Steps	Key Components

6) Key attractions for Tercica

■    A price that is full and fair

■    Attractive prospects for the Tercica employees

—     Tercica to become potentially Ipsen’s commercialisation platform in the United States

—     Strong desire to retain key employees and provide them with leadership roles within Ipsen

–       [Names]

—     Limited impact on Tercica’s workforce

■    Strong focus by Ipsen to develop specifically the endocrinology platform

7) Next steps	■ Please revert back to me in the next [X] days to discuss Tercica’s views of Ipsen’s assumptions and illustrative proposal

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Tactical Considerations Key Potential Questions & Answers (1/2)

a. Rationale for the offer price? It seems that Ipsen is taking advantage of Tercica’s recent decline in share price?

■       This price reflects the full development potential of Tercica and represents an excellent opportunity for Tercica shareholders to monetize their investment at a full and fair price for their shares

■      Moreover, please note that Ipsen will need to maintain an appropriate financial discipline and we will take into account the interests of our shareholders as well

—     Significant dilution of the Ipsen EPS is problematic for us and will impact our reasoning on price

b. Why don’t you submit a formal written offer?

■      At this preliminary stage, the full acquisition of Tercica is only an option being considered. Ipsen’s Board of Directors has indicated that a decision on a potential formal offer could only be taken following the feedback gathered from the contemplated private and informal discussion with Tercica

■      Prior to sending a formal proposal (or finalizing a view as to any proposal), Ipsen had hoped to get feedback from Tercica regarding both deal terms and the likely impact on employees among other things

■      If pushed: I could investigate with my counsel the possibility of sending a written document to Tercica, but the wording of such a letter would probably have to remain both confidential and highly non-committal and “informal” given the current stage of Ipsen’s review

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Tactical Considerations Key Potential Questions & Answers (2/2)

c. Very concretely, what do you propose as a next step?

■      From Ipsen’s perspective, I would suggest two things

—     You call me back in the next 5 days with your initial reaction to our proposal to begin exploratory discussions

—     Your financial advisor then reverts back to Goldman Sachs immediately thereafter to set-up a process aimed at enabling both parties to determine a process for proceeding by [X-Y-2008]

d. Is Ipsen willing to sign a standstill?

■       The Affiliation Agreement between Ipsen and Tercica already contains terms addressing when and under what conditions Ipsen may purchase stock. This contractual framework, which was negotiated between both companies, seems highly sufficient

■      Furthermore, the signature of a standstill agreement by Ipsen would trigger an obligation for Ipsen to disclose an updated 13D filing, thus making it impossible to pursue a confidential process

e. What are your plans for Tercica employees, and in particular for key company executives?

■      To be completed

f. Why do you approach Tercica now? This really seems opportunistic

■      Ipsen has to make key decisions within the next few months regarding the US commercialization strategy of key products such as Dysport and OBI-1, and whether we control Tercica or not will impact the universe of options that Ipsen will be assessing prior to reaching a decision on commercialization. The timing of our approach is driven by our “strategic calendar” and not by any specific stock market developments

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Tactical Considerations Illustrative “Soft” Notice Letter

[●], 2008

Tercica, Inc.

2000 Sierra Point Parkway

Suite 400

Brisbane

California 94005

Attention: [John Scarlett, Chief Executive Officer]

Dear Chip,

As you are aware, Ipsen continues to review on an ongoing basis its investment in Tercica and the strategic opportunities open to it in relation to that investment. As part of Ipsen’s ongoing strategic review, we would like to begin to work with Tercica to explore a potential acquisition of shares of Tercica’s capital stock from other stockholders. While there are many issues to be discussed and explored prior to either party crystallizing plans, including various issues related to integration and anticipated post-closing, we nevertheless believe that exploring a transaction would be beneficial to both of our companies. We would propose that our discussions focus on a transaction based on a per-share Tercica price of [$    ].

It should be noted that there can be no certainty that our desire to explore a potential acquisition of shares of Tercica’s capital stock will lead to such a transaction being consummated or indeed proposed and in conjunction with exploring this option we will continue to evaluate the other options open to us.

My team and I are available to meet with you and the appropriate members of your team at your earliest convenience to discuss matters further. I look forward to receiving your thoughts on the above at your earliest convenience.

Sincerely yours,

Jean-Luc Bélingard

Chairman & Chief Executive Officer

Ipsen, S.A.

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Tactical Considerations Illustrative Formal Notice Letter

[● ], 2008

Board of Directors

Tercica, Inc.

2000 Sierra Point Parkway

Suite 400

Brisbane

California 94005

Attention: [Alex Barkas, Chairman]

Attention: [John Scarlett, Chief Executive Officer]

Dear Members of the Board:

I have been authorised to write to you on behalf of the Board of Directors of Ipsen, S.A. to make a proposal for a business combination of Ipsen and Tercica. Under our proposal, Ipsen would acquire 100% of the outstanding shares of Tercica common stock for per share consideration of $[●] payable in the form of $[●] in cash. This proposal is not subject to any financing condition.

Our proposal represents a [●]% premium above [the closing price of Tercica common stock of $[● ] on [insert date of letter]][1]. We feel that this proposal represents a compelling opportunity for your stockholders to realise significant value in an all cash transaction and we strongly believe that Tercica’s Board of Directors should find our proposal to be fair and in the best interests of Tercica’s stockholders.

Whilst to date Ipsen has enjoyed its strategic relationship with Tercica, a relationship which has brought benefits to both companies, it has become Ipsen’s belief that the combination of Ipsen and Tercica represents an attractive way to deliver [maximum] value to our respective stockholders, as well as create a more efficient and competitive business model that would provide greater value and a higher degree of service to our customers.

[Description to be included of the benefits from the proposed business combination and, potentially, of the contemplated plans for Tercica’s management/employees]

As you are aware from the existing relationship between our companies, Ipsen has a thorough knowledge of Tercica’s business and its prospects. Notwithstanding this fact, we would require Tercica to confirm that it has publicly disclosed all material information about itself which could be reasonably be required by Tercica’s stockholders for the purposes of making an informed decision in relation to our proposal.

[1]        Consideration to be given as to whether it is more appropriate to include some other benchmark.

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Tactical Considerations Illustrative Formal Notice Letter (Cont’d)

We feel that Ipsen’s familiarity with Tercica, when coupled with the work that has been done to date, would speed up any proposed transaction process as we would not expect to undertake any material amount of further due diligence. In addition, the lack of any financing condition to our proposal should, in light of the current status of the financial markets, give Tercica’s Board of Directors great certainty that this proposal does not have a high degree of execution risk associated with it.

We are well advised of the options available to us to consummate a transaction. However, our preference is to work together with the Tercica Board to reach a mutually agreeable transaction.

Ipsen’s Board fully supports this offer and no further corporate action on our part is required to consummate this transaction. As noted above, financing commitments have been obtained that are sufficient to consummate this transaction.

In light of the significance of this proposal to both your stockholders and ours and given Ipsen’s own disclosure obligations, we have been advised to [publicly release the text of this letter tomorrow morning] [make a public announcement tomorrow morning in the form of the press release which is appended to this letter for your information] and make the attendant regulatory filings.

Given the importance of these discussions and the value represented by our proposal, we expect the Tercica Board of Directors to engage in a full review of our proposal and to confirm in writing by no later than [insert longstop date] that they will enter into good faith negotiations with Ipsen in relation to the proposal. My team and I, together with our advisors, are happy to make ourselves available, at your earliest convenience, to meet with you, your Board and your advisors to discuss any questions that you may have in relation to our proposal. Depending on the nature of your response, Ipsen reserves the right to pursue all necessary steps to ensure that Tercica’s stockholders are provided with the opportunity to realize the value inherent in our proposal.

We hope that you will recognise the benefits of our proposal as we believe consummation of the business combination would be in the best interests of Tercica, its stockholders, customers and other stakeholders. With this in mind, we strongly urge Tercica’s Board of Directors to give our proposal the serious consideration that we feel it merits and we look forward to a prompt and favourable response.

Sincerely yours,

Jean-Luc Bélingard

Chairman & Chief Executive Officer

Ipsen, S.A.

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Tactical Considerations “No Comment” Illustrative Press Releases

Case 1: Generic Rumours That Ipsen is Interested in Tercica

“No comment as it the company’s policy not to comment on market rumors.”

Case 2: Specific Rumours / Information in the Press Regarding Ipsen’s Interest

“Ipsen notes the recent press speculation regarding a potential bid for Tercica. As a 25.3% stockholder (39.3% on a fully diluted basis), Ipsen continuously evaluates its Tercica investment in its ordinary course of business. Ipsen has made no decision in respect of any further acquisition or disposal of Tercica shares or other transaction with Tercica.”

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Tactical Considerations “Acknowledgement of Offer” Illustrative Press Release

“Paris, [X-Y-2008] - Ipsen (Euronext: IPN) announced today that it has made a proposal to the board of directors of Tercica, Inc. (Tercica) (NASDAQ: TRCA) to acquire all of the remaining outstanding shares of Tercica that it does not already own for $[ ] per share in cash.

Ipsen and its subsidiaries currently own approximately 25.3% of the outstanding shares of Tercica and 39.3% on a fully diluted basis. The aggregate cash consideration payable would be approximately $[ ] million.

The proposed per share price represents a [ ]% premium to today’s closing price and a [ ]% premium to the average closing price during the last [six] months.

Ipsen contemplates that the transaction would be implemented through a merger agreement which would be negotiated and approved by a special committee comprised of directors of Tercica who are independent of Ipsen (“Special Committee”). This proposal is subject to Ipsen’s satisfactory completion of due diligence, satisfaction of regulatory requirements and the approval of the Special Committee. [Assuming a one-step merger is contemplated]

[Ipsen has advised Tercica that Ipsen’s sole interest is in acquiring the remaining shares of Tercica held by the public shareholders and that it has no interest in a disposition of its equity stake in Tercica.] Ipsen reserves the right to withdraw its proposal prior to the execution of a definitive merger agreement and to modify its proposal in any way as a result of negotiations or for any reason at all, including proposing alternative e acquisition structures.

Goldman Sachs is serving as Ipsen’s financial advisor.

Tercica shareholders and other interested parties are urged to read Ipsen’s and Tercica’s relevant documents filed with the Securities and Exchange Commission (“SEC”) when they become available because they will contain important information. Such documents may be obtained free of charge at the SEC’s web site: www.sec.gov.”

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III. Updated Financial Analysis

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Benchmarking Tercica Business Plan Vs. Research Analysts Updated Projections Following Q4 Results (27-Feb-2008)

Increlex US Sales ($m)	Somatuline US Revenues ($m)

■ Post Tercica guidance of 27-Feb-2008, significant variations remain among brokers’ sales forecasts ■ Tercica’s business plan is still above brokers’ consensus
Source: Company data, Brokers reports

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IV. Illustrative Valuation Benchmarks

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Update on Illustrative Valuation Benchmarks Preliminary Overview (Based on March 2008 Market Conditions) (Reference Values from 26-Feb-2008 Board in Italics)

	Valuation Range ($ per share)[1]	Comment

52-Week Trading Range		■ Minimum: $4.71 (01-Aug-2007) ■ Maximum: $7.77 (05-Nov-2007)

Research Analysts Target Price		■ Minimum: $7.0 (Robert Baird & FBR) ■ Maximum: $10.0 (Stanford Group & Lazard)

Premia Paid in Selected US Minority Buyout Transactions Since 2000		■ Reference share price: $6.27 (26-Mar-2008) ■ Minimum: +16.2% (median of premium implied by initial offer price) ■ Maximum: +24.3% (median of premium implied by final offer price)

Premia Paid in Selected Biotech Transactions Since 2003

■   Reference share price: $6.27 (26-Mar-2008)

■  Minimum: +38.7% (median of premium based on share price the day prior to announcement)

■  Maximum: +53.5% (median of premium based on share price 1 month prior to announcement)

“Desktop” DCF Valuation (Brokers’ Consensus)		■ Illustrative DCF analysis based on consensus of research analysts’ forecasts
■ Stability in analyst target prices
■ Decline of benchmarks based on premia analyses, due to the decline in the Tercica spot share price
■ Marginal increase in the illustrative DCF valuation benchmark due to the increase in analysts’ forecasts
Source: Analysis based exclusively on available public sources

[1] Numbers in italics indicate ranges as shown in 26-Feb-2008 presentation to Ipsen Board.

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Update on Illustrative Valuation Benchmarks Analysis at Various Prices - Implied Premia and Management Pay-Out

		Offer Price per Share
		$7.0	$7.5	$8.0	$8.5	$9.0	$9.5	$10.0

Spot as of 26-Mar-2008	$6.27	12%	20%	28%	36%	44%	52%	59%

52-Week High	$7.77	(10)%	(3)%	3%	9%	16%	22%	29%

52-Week Low	$4.71	49%	59%	70%	80%	91%	102%	112%

1-Month Volume-Weighted Average Price	$5.93	18%	26%	35%	43%	52%	60%	69%
3-Month Volume-Weighted Average Price	$6.50	8%	15%	23%	31%	38%	46%	54%
6-Month Volume-Weighted Average Price	$6.65	5%	13%	20%	28%	35%	43%	50%
1-Year Volume-Weighted Average Price	$6.31	11%	19%	27%	35%	43%	51%	58%
Ipsen Initial Investment Price	$6.17	13%	22%	30%	38%	46%	54%	62%
Brokers' Target Price High	$10.00	(30)%	(25)%	(20)%	(15)%	(10)%	(5)%	—
Brokers' Target Price Median	$9.00	(22)%	(17)%	(11)%	(6)%	—	6%	11%

Brokers' Target Price Average	$8.67	(19)%	(13)%	(8)%	(2)%	4%	10%	15%

Brokers' Target Price Low	$7.00	—	7%	14%	21%	29%	36%	43%

Executives Options Weighted Average Strike Price	$6.69	5%	12%	20%	27%	35%	42%	49%

Executives Options Strike Price - High	$9.96	(30)%	(25)%	(20)%	(15)%	(10)%	(5)%	0%

		Implied Tercica Key Executives Pay-Out (in $'000)

John A. Scarlett		6,516	7,301	8,087	8,872	9,658	10,443	11,229

Ross G. Clark		4,417	4,800	5,182	5,564	5,947	6,329	6,711

Stephen N. Rosenfield		175	188	387	627	866	1,105	1,344

Andrew Grethlein		614	792	970	1,148	1,326	1,505	1,683

Ajay Bansal		183	338	494	649	805	960	1,116

Thorsten von Stein		0	0	42	195	347	500	652

Richard King		440	578	715	853	990	1,128	1,265

Total		12,344	13,996	15,877	17,908	19,938	21,969	24,000
Source: Company filings and Bloomberg as of 26-Mar-2008

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V. Preliminary Considerations on Acquisition Structuring

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Tax Structuring Key Preliminary Considerations (Based on Internal Ipsen Tax Analysis)

Objectives

■  Deduct the acquisition costs

■  Avoid any VAT costs

■  Maximize the amount of deductible interest

Constraints

■   To effect a short-form merger upon completion of a tender offer by a non-US company, Tercica shares held by the bidder, and any other holder of Tercica shares, must be transferred to a US corporation

■  If Tercica shares are transferred before October 2008, a potential French capital gain charge would arise and a Spanish reinvestment tax credit would potentially be lost

Potential Solutions

■   The low value of the US $ and the prevailing Tercica share price may mean that it will be possible to transfer the Tercica shares to a US corporation after completion of a tender offer by an existing non-US member of the Ipsen group at a value close to the base cost of the Tercica shares so as to avoid a French capital gains charge [still under review by Ipsen’s tax lawyers]

■   Since Tercica is the distributor of BIP’s product, claiming a deduction for acquisition costs will be easiest if BIP is the parent company of the US corporation that will merge with Tercica

■  The use of the notional interest rules in Belgium would allow maximization of the amount of deductible interest

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Financing Options Illustrative Overview (Based on Internal Ipsen Tax Analysis)

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